Exhibit 3.2

Amendment to Bylaws

Section 2, as amended.

Section 2. Number, Tenure and Qualifications. The number of directors of the corporation shall be eight. Each director shall hold office until the next annual meeting of shareholders or until his successor has been elected and qualified. Directors need not be residents of the state of incorporation or shareholders of the corporation.